UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Codex DNA, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
192003 101
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192003 101
1. Names of Reporting Persons. BroadOak Fund IV, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,319,045
6. Shared Voting Power 0
7. Sole Dispositive Power 2,319,045
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,045
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 7.9%
12. Type of Reporting Person (See Instructions)
PN

CUSIP No. 192003 101
1. Names of Reporting Persons. BroadOak Asset Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,319,045
6. Shared Voting Power 0
7. Sole Dispositive Power 2,319,045
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,045
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 7.9%
12. Type of Reporting Person (See Instructions)
IA

CUSIP No. 192003 101
1. Names of Reporting Persons. BroadOak Capital Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,319,045
6. Shared Voting Power 0
7. Sole Dispositive Power 2,319,045
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,045
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 7.9%
12. Type of Reporting Person (See Instructions)
IA

CUSIP No. 192003 101
1. Names of Reporting Persons. William F. Snider
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,319,045
6. Shared Voting Power 0
7. Sole Dispositive Power 2,319,045
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,045
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 7.9%
12. Type of Reporting Person (See Instructions)
IN

Item 1(a) Name of Issuer:

Codex DNA, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

9535 Waples Street
Suite 100
San Diego, CA 92121-2993

Item 2 (a) Name of Person Filing:

This Schedule 13G is filed by:

(i) BroadOak Fund IV, LLC;

(ii) BroadOak Asset Management, LLC, the manager and general partner of BroadOak Fund IV, LLC;

(iii) BroadOak Capital Partners, LLC, the managing member of BroadOak Asset Management, LLC; and

(iv) William F. Snider, a partner and manager of BroadOak Capital Partners, LLC.
Item 2 (b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of each Reporting Person is:

4800 Montgomery Lane
Suite 230
Bethesda, MD 20814

Item 2 (c) Citizenship:

BroadOak Fund IV, LLC is a Delaware limited liability company.

BroadOak Asset Management, LLC is a Delaware limited liability company.

BroadOak Capital Partners, LLC is a Delaware limited liability company.

William F. Snider is a United States citizen.

Item 2 (d) Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2 (e) CUSIP Number:

192003 101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Not applicable.

Item 4. Ownership.

(a)    Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.

(b)    The Reporting Persons may each be deemed the beneficial owner of 7.9% of the Common Stock outstanding, based on 29,307,199 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

(c)    (i)    Sole power to vote or direct the vote:

See Item 5 of the cover page for each Reporting Person.

(ii)    Shared power to vote or direct the vote:

See Item 6 of the cover page for each Reporting Person.

(iii)    Sole power to dispose or direct the disposition:

See Item 7 of the cover page for each Reporting Person.

(iv)    Shared power to dispose or direct the disposition:

See Item 8 of the cover page for each Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2022
BroadOak Fund IV, LLC

By: /s/ William F. Snider

William F. Snider

Authorized Signatory

BroadOak Asset Management, LLC

By: /s/ William F. Snider

William F. Snider

Authorized Signatory

BroadOak Capital Partners, LLC

By: /s/ William F. Snider

William F. Snider

Authorized Signatory

William F. Snider

By: /s/ William F. Snider

Exhibit Index

Exhibit No. Description

99.1 Joint Filing Agreement

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Codex DNA, Inc. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 17, 2022

BroadOak Fund IV, LLC

By: /s/ William F. Snider

William F. Snider

Authorized Signatory

BroadOak Asset Management, LLC

By: /s/ William F. Snider

William F. Snider

Authorized Signatory

BroadOak Capital Partners, LLC

By: /s/ William F. Snider

William F. Snider

Authorized Signatory

William F. Snider

By: /s/ William F. Snider